Exhibit 99.2

Registrar: Equiniti Limited Aspect House Spencer Road Lancing West Sussex, BN99 6DA United Kingdom

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Form of Proxy — Annual General Meeting of Shareholders to be held on Wednesday, May 13, 2009

Meeting location: The Thomson Reuters Building, South Colonnade, Canary Wharf, London, United Kingdom
Live video webcast: Roy Thomson Hall, 60 Simcoe Street, Toronto, Ontario, Canada
Time: 10:00 a.m. (Eastern Daylight Time) / 3:00 p.m. (British Summer Time)

If you wish, you may complete this proxy form electronically on www.sharevote.co.uk using the Voting ID, Task ID, and Shareholder Reference shown on the reverse of this proxy form. Electronic voting through CREST is also available. In either case, your proxy appointment and instructions must be received by Equiniti Limited not later than 3:00 p.m. (British Summer Time) on May 11, 2009 or, if the meeting is adjourned or postponed, no later than 48 hours before any adjourned or postponed meeting.

Notes to Proxy Form

1.
Every holder has the right to appoint some other person of their choice, who need not be a holder, to exercise all or any of their rights to attend and to speak and vote on their behalf at the meeting. If you wish to appoint a person other than the persons whose names are printed herein, please insert the name of your chosen proxyholder in the space provided (see reverse). A proxyholder need not be a shareholder of Thomson Reuters PLC.

2.
In the case of joint holders of ordinary shares, only one need sign this proxy form. The vote of the senior holder, whether in person or by proxy, will be accepted to the exclusion of the votes of the other joint holder(s). Seniority will be determined by the order in which the names stand in the register of members of Thomson Reuters PLC in respect of the relevant joint holding.

3.	Where the shareholder is a corporation, this proxy form must be under its common seal or signed by an officer, attorney or other person duly authorized by the corporation.

4.	If this proxy form is not dated, it will be deemed to bear the date on which it is mailed by Thomson Reuters to the holder.	_._
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5.	Appointing a proxy does not prevent you from attending the meeting in person if you so wish.

6.
Please indicate in the appropriate box how you wish the proxy to vote in respect of the resolutions. The proxy will exercise his/her discretion as to how he/she votes or whether he/she abstains from voting on any resolution (if no instruction is given in respect of that resolution) and on any business or resolution considered at the meeting other than the resolutions.

7.
A “Withhold” voting option is provided to enable you to abstain on any particular resolution. However, a “Withhold” vote is not a vote in law and will not be counted in the calculation of the proportion of votes “For” and “Against”.

8.
To be effective, this form, and any letter or power of attorney under which it is executed (or a duly certified copy thereof), must be deposited at Thomson Reuters PLC’s registrars, Equiniti Limited, Aspect House, Lancing, BN99 6DA, United Kingdom, not later than 3:00 p.m. (British Summer Time) on Monday, May 11, 2009.

9.
CREST participants may lodge their proxy voting instructions electronically via CREST. Please refer to the accompanying Notice of Annual General Meeting of Shareholders and Management Information Circular for additional information.

10.
To appoint more than one proxyholder, additional proxy forms may be obtained by contacting Equiniti Limited at 0871 384 2147 (from within the UK) or +44 121 415 7047 (from outside the UK). If you appoint more than one proxyholder, please check the box on the reverse side of this proxy form that indicates that you are appointing multiple proxyholders and please indicate the number of shares that your proxyholder can vote on your behalf. All proxy forms should be signed and returned together in the same envelope.

11.
This proxy form should be read in conjunction with the accompanying Notice of Annual General Meeting of Shareholders and Management Information Circular. Information contained in or otherwise accessible through the websites mentioned in this proxy form does not form part hereof, and the references to the websites are inactive textual references only.

Proxy forms submitted must be received by Equiniti Limited by 3:00 p.m. (British Summer Time) on May 11, 2009.

Voting ID	Task ID	Shareholder Reference

Appointment of Proxyholder
I/We being holder(s) of ordinary shares of Thomson Reuters PLC hereby appoint:
David Thomson, or failing him W. Geoffrey Beattie, or failing him Niall FitzGerald, all being directors of Thomson Reuters
OR	Print the name of the person you are appointing if it is someone else.

as my/our proxyholder to attend, and on a poll, to vote for me/us and on my/our behalf in accordance with the following directions (or if no directions have been given, as the proxyholder sees fit) and to vote at such proxyholder’s discretion with respect to any amendments to matters referred to in the accompanying Notice of Annual General Meeting of Shareholders as well as all other matters that may properly come before the Annual General Meeting of Shareholders of Thomson Reuters to be held at The Thomson Reuters Building, South Colonnade, Canary Wharf, London, United Kingdom on Wednesday, May 13, 2009 at 10:00 a.m. (Eastern Daylight Time) / 3:00 p.m. (British Summer Time), and at any adjournment or postponement thereof.

Please mark this box if you are appointing multiple proxyholders to vote your shares. ☐	If you are appointing multiple proxyholders, please indicate the number of shares that may be voted on your behalf by the proxyholder appointed above: _____________________________

The Board of Directors and Management recommend that shareholders VOTE FOR items 1 to 23 below.

Ordinary Resolutions
1-15. To elect each of the following individuals as directors of Thomson Reuters:
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	For	Against	Withhold		For	Against	Withhold		For	Against	Withhold

01. David Thomson	☐	☐	☐	06. Mary Cirillo	☐	☐	☐	11. Ken Olisa	☐	☐	☐

02. W. Geoffrey Beattie	☐	☐	☐	07. Steven A. Denning	☐	☐	☐	12. Vance K. Opperman	☐	☐	☐

03. Niall FitzGerald, KBE	☐	☐	☐	08. Lawton Fitt	☐	☐	☐	13. John M. Thompson	☐	☐	☐

04. Thomas H. Glocer	☐	☐	☐	09. Roger L. Martin	☐	☐	☐	14. Peter J. Thomson	☐	☐	☐

05. Manvinder S. Banga	☐	☐	☐	10. Sir Deryck Maughan	☐	☐	☐	15. John A. Tory	☐	☐	☐

	For	Against	Withhold	Special Resolutions	For	Against	Withhold

16.   To re-appoint the Canadian firm of PricewaterhouseCoopers LLP as auditors of Thomson Reuters Corporation and the UK firm of PricewaterhouseCoopers LLP as auditors of Thomson Reuters PLC and to authorize the directors of Thomson Reuters to fix the auditors’ remuneration.

	☐	☐	☐	21. To approve a renewal of the disapplication of preemptive rights related to the issuance of Thomson Reuters PLC shares.	☐	☐	☐
17.   To receive the financial statements of Thomson Reuters for the year ended December 31, 2008 and the auditors’ reports on those statements (consisting of the primary Thomson Reuters Corporation consolidated financial statements as well as standalone Thomson Reuters PLC financial statements prepared to comply with UK legal and regulatory requirements).

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18. To receive the directors’ report of Thomson Reuters PLC for the year ended December 31, 2008.	☐	☐	☐	22. To approve a renewal of the authority to buy back Thomson Reuters PLC ordinary shares in the open market.	☐	☐	☐ _._ Fold
19. To approve the directors’ remuneration report (and the auditors’ report thereon) of Thomson Reuters PLC for the year ended December 31, 2008.	☐	☐	☐
23.   To approve a continuing authority for Thomson Reuters PLC to call a general meeting of shareholders (other than an annual general meeting) in accordance with Thomson Reuters PLC’s Articles of Association upon not less than 14 clear days’ notice in writing.
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20. To approve a renewal of the authority to allot Thomson Reuters PLC shares.	☐	☐	☐

Authorized Signature(s) – Sign Here – This section must be completed for your instructions to be executed.
I/We authorize you to act in accordance with my/our instructions set out above. I/We hereby revoke any proxy previously given with respect to the Meeting. If no voting instructions are indicated above and you have appointed the directors of Thomson Reuters as your proxy, this proxy form will be voted as recommended by the directors.

Signature(s)

Date

Quarterly Financial Statements and MD&A Request

Thomson Reuters quarterly financial statements and related management’s discussion and analysis (MD&A) are available at www.thomsonreuters.com. However, if you wish to receive them by mail, please mark this box. If you do not mark this box, or do not return this form, you will not receive our quarterly financial statements and MD&A by mail.
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